UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT

PURSUANT TO SECTION 14F OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14F-1 THEREUNDER

Commission File No. 000-54816

BOLD ENERGY, INC.

(Exact name of registrant as specified in its corporate charter)

Nevada	26-2940624
(State of Incorporation)	(IRS Employer Identification No.)

112 North Curry Street

Carson City, NV 89703

(Address of principal executive offices)

(775) 333-1198

(Registrant's telephone number)

Bold Energy, Inc.

112 North Curry Street

Carson City, NV 89703

INFORMATION STATEMENT

PURSUANT TO SECTION 14(f)

OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

NO VOTE OR OTHER ACTION OF THE COMPANY'S SHAREHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

INTRODUCTION

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the Exchange Act) and Rule 14f-1 promulgated thereunder. This Information Statement is being provided solely for informational purposes and not in connection with a vote of the Company's shareholders.

This Information Statement is being mailed on or about January 24, 2013, to the shareholders of record of common stock of Bold Energy, Inc., a Nevada corporation (“we”, “us”, or the “Company”), as of the close of business on January 7, 2013 (the “Record Date”).  You are receiving this Information Statement in connection with the resignation and appointment of certain persons that will change a majority of the Company’s Board of Directors pursuant to a change of control transaction as detailed herein.

SHARE EXCHANGE AGREEMENT

On November 12, 2012, the Company and its controlling stockholders entered into a Share Exchange Agreement (the “Share Exchange Agreement”) with Anio, Ltd., a limited liability company established under the laws of the United Kingdom, which conducts its primary line of business under the name Lot78, Inc. (“Lot78”) and the stockholders of Lot78 (the “Selling Stockholders”). Pursuant to the Share Exchange Agreement, the Company shall issue 30,954,388 new shares of its common stock, representing approximately 54.26% of the Company’s outstanding shares, to the Selling Stockholders in exchange for 100% of the currently issued and outstanding capital stock of Lot78. As a result of the Share Exchange Agreement, Lot78 shall become the Company’s wholly-owned subsidiary, and the Company shall acquire the business and operations of Lot78. The Share Exchange Agreement will close on or after February 4, 2013, but no sooner than ten (10) days following the filing of this Information Statement with the Commission and the mailing of this Information Statement to our shareholders of record (the “Closing”).

Pursuant to the Share Exchange Agreement, the following changes to our Executive Officers and Board of Directors shall occur on or prior to the Closing:

•	Eden Clark, the Company’s current sole officer and director, shall tender her resignation from all positions held with the Company; and

•	Oliver Amhurst shall be appointed as the Company’s sole officer and director.

Concurrent with the Closing of the Share Exchange Agreement, the Company’s Board of Directors, having received the written consent of shareholders holding a majority of the Company’s outstanding shares of common stock, approved: (i) an amendment to the Company’s Articles of Incorporation to change the Company’s name from Bold Energy, Inc. to Lot78, Inc. (the “Corporate Name Change”); and (ii) a change to the Company’s OTC trading symbol from BOLD to LOTO, or if unavailable, to LOTT or LOTE (the “Symbol Change”). Nevada corporate law permits holders of a majority of the voting power to take shareholder action by written consent. Accordingly, the Company will not hold a meeting of its shareholders to consider or vote upon the Corporate Name Change or Symbol Change as described in this Information Statement. The Corporate Name Change and Symbol Change will not become effective until at least (10) days following the filing of this Information Statement with the Commission and the mailing of this Information Statement to our shareholders of record.

CHANGES TO THE BOARD OF DIRECTORS

As of the date of this Information Statement, the Board of Directors consists of only one director, Eden Clark. Pursuant to the Share Exchange Agreement, on or prior to the Closing, Eden Clark shall tender her resignation as a member of the Board of Directors and Oliver Amhurst shall be appointed as the sole member of the Board of Directors and shall serve as a Director of the Company until his successor is duly elected and qualified or until the next annual meeting of the Company's shareholders.

CORPORATE NAME CHANGE AND SYMBOL CHANGE

The Board of Directors of the Company, having received the written consent of the Company’s majority shareholders, approved (i) an amendment to the Company’s Articles of Incorporation to change the Company’s name from Bold Energy, Inc. to Lot78, Inc.; and (ii) a change in the Company’s OTC trading symbol from BOLD to LOTO, or if unavailable, to LOTT or LOTE. The Corporate Name Change and Symbol Change have been approved by the Board of Directors and majority shareholders of the Company because the new name and symbol better represent the Company's new business focus resulting from the Company’s acquisition of Lot78 and its business and operations.

The Company intends to file a Certificate of Amendment to its Articles of Incorporation (the “Amendment”) with the Secretary of State of Nevada to effectuate the Corporate Name Change no sooner than ten (10) days following the filing of this Information Statement with the Commission and the mailing of this Information Statement to our shareholders of record.

Certificates for the Company's common stock that recite the name Bold Energy, Inc. will continue to represent shares in the Company after the Corporate Name Change has become effective. If, however, a shareholder wishes to acquire a certificate reciting the name Lot78, Inc. after the effectiveness of the Corporate Name Change, the shareholder may do so by surrendering its certificate to the Company's transfer agent with a request for a replacement certificate and the appropriate stock transfer fee.

The Company's transfer agent is:

VStock Transfer, LLC

77 Spruce Street, Suite 201

Cedarhurst, NY 11516

Tel: (212) 828-8436

Fax: (646) 536-3179

VOTING SECURITIES

 Our Articles of Incorporation authorize us to issue 75,000,000 shares of common stock. As of the Record Date, 57,053,138 shares of our common stock were issued and outstanding and 0 shares of our common stock were reserved for options, warrants or other commitments.

Holders of our common stock are entitled to one vote for each share on all matters to be voted on by our shareholders. Holders of our common stock have no cumulative voting rights. They are entitled to share ratably in any dividends that may be declared from time to time by the Board of Directors in its discretion from funds legally available for dividends. Holders of our common stock have no preemptive rights to purchase our common stock. There are no conversion rights or sinking fund provisions for the common stock.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Prior to Closing of Share Exchange Agreement

The following table sets forth certain information concerning the number of shares of our common stock owned beneficially as of the Record Date, by: (i) each of our current directors; (ii) each of our current executive officers; and (iii) each person or group known by us to beneficially own more than 5% of our issued and outstanding shares of common stock.  Unless otherwise indicated, the shareholders listed below possess sole voting and investment power with respect to the shares they own.

As of the Record Date, there were 57,053,138 common shares issued and outstanding, 0 shares issuable upon the exercise of stock purchase options within 60 days, and 0 shares issuable upon the exercise of stock purchase warrants within 60 days.

Name and Address of Beneficial Owner	Title of Class	Amount &Nature of Beneficial Ownership (1)	Percent of Class (2)(%)
Eden Clark (3) 112 N Curry St. Carson City, NV 89703	Common	15,954,388	27.964%
All Officers and Directors as a Group (1)	Common	15,954,388	27.964%
Patrick DeBlois (4) 112 N Curry St. Carson City, NV 89703	Common	15,000,000	26.291%

(1) The number and percentage of shares beneficially owned is determined under rules promulgated by the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares which the individual has the right to acquire within 60 days through the exercise of any stock option or other right. The persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws where applicable and the information contained in the footnotes to this table.

(2) Based on 57,053,138 common shares issued and outstanding, 0 shares issuable upon the exercise of stock purchase options within 60 days, and 0 shares issuable upon the exercise of stock purchase warrants within 60 days as of the date of this Filing.

(3) Eden Clark is the Company's current President, CEO, CFO, Treasurer, Secretary and Chairman of the Board of Directors. Her beneficial ownership includes 15,954,388 common shares. As a condition to the Closing, Ms. Clark shall irrevocably cancel her 15,954,388 common shares.

(4) Patrick DeBlois is the Company’s former Secretary. Mr. DeBlois resigned as Secretary on November 16, 2012. His beneficial ownership includes 15,000,000 common shares. As a condition to the Closing, Mr. DeBlois shall irrevocably cancel his 15,000,000 common shares.

Subsequent to Closing of Share Exchange Agreement

The following table sets forth certain information subsequent to the Closing of the Share Exchange Agreement concerning the number of shares of our common stock that will be owned beneficially by: (i) each of our incoming directors; (ii) each of our incoming executive officers; and (iii) each person or group known by us who will beneficially own more than 5% of our issued and outstanding shares of common stock following the Closing.  Unless otherwise indicated, the shareholders listed below will possess sole voting and investment power with respect to the shares they will own.

Subsequent to the Closing of the Share Exchange Agreement, there will be 57,053,138 common shares issued and outstanding, 0 shares issuable upon the exercise of stock purchase options within 60 days, and 0 shares issuable upon the exercise of stock purchase warrants within 60 days.

Name and Address of Beneficial Owner	Title of Class	Amount &Nature of Beneficial Ownership (1)	Percent of Class (2)(%)
Oliver Amhurst (3) 112 N Curry St. Carson City, NV 89703	Common	18,080,482	31.691%
All Officers and Directors as a Group (1)	Common	18,080,482	31.691%
David Hardcastle Flat 2-6, Leamington Road Villas Notting Hill, London, W11 1HS	Common	9,964,032	17.464%

(1) The number and percentage of shares beneficially owned is determined under rules promulgated by the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares which the individual has the right to acquire within 60 days through the exercise of any stock option or other right. The persons named in the table will have sole voting and investment power with respect to all shares of common stock shown that will be beneficially owned by them following the Closing, subject to community property laws where applicable and the information contained in the footnotes to this table.

(2) Based on 57,053,138 common shares issued and outstanding, 0 shares issuable upon the exercise of stock purchase options within 60 days, and 0 shares issuable upon the exercise of stock purchase warrants within 60 days, subsequent to the Closing of the Share Exchange Agreement.

(3) Pursuant to the Share Exchange Agreement, Oliver Amhurst shall be appointed as the Company's President, CEO, CFO, Treasurer, Secretary and Chairman of the Board of Directors on or prior to the Closing. Pursuant to the Share Exchange Agreement, Mr. Amhurst shall receive 18,080,482 shares of the Company’s common stock in exchange for 6,723 shares of Lot78’s common stock currently held by Mr. Amhurst.

DIRECTORS AND EXECUTIVE OFFICERS

Identification of Current Executive Officers and Directors of the Company

Our current executive officer and director is as follows:

Name and Age	Position(s) Held	Tenure
Eden Clark, 34	President, Chief Executive Officer, Chief Financial Officer, Treasurer, and Director	From November 30, 2009 to present
	Secretary	From November 16, 2012 to present

The background and business experience of our sole executive officer and director is as follows:

Eden Clark has been the President, CEO, Treasurer, CFO, and a Director of the Company since November 30, 2010, and the Secretary of the Company from November 16, 2012. From 1997 to 2001, Ms. Clark was a founding team member of Onvia.com Inc., a publicly traded company on NASDAQ, assisting it in the growth from a small start-up to more than 300 employees and $140 million in revenue. From 2002 to 2008 she was founder and CEO of Be Jane, Inc., a media and web company focused on the niche segment of women’s home improvement and décor, leading breakthrough partnerships on new initiatives with such companies as MSN and Bank of America, and was featured in hundreds of national TV and print media such as TIME, Entrepreneur, People Magazine, Wall St Journal, CNN, The Today Show, and more. From 2008 until present, Ms. Clark became President of eDivvy.com Inc., a private payment technology company, leading the company’s strategic initiatives, branding, and business development efforts. Ms. Clark devotes approximately 10 hours a week to our business.

Identification of Incoming Executive Officers and Directors of the Company

Pursuant to the Share Exchange Agreement, the following changes to our Executive Officers and Board of Directors shall occur on or prior to the Closing:

•	Eden Clark, the Company’s current sole officer and director, shall tender her resignation from all positions held with the Company; and

•	Oliver Amhurst shall be appointed as the Company’s sole officer and director.

Our incoming executive officer and director is as follows:

Name and Age	Position	Proposed Term
Oliver Amhurst, 40	President, Chief Executive Officer, Chief Financial Officer, Secretary, Treasurer, and Director	1 year until the Company’s next annual meeting of shareholders or until his successor is duly elected and qualified.

The background and business experience of our incoming sole executive officer and director is as follows:

Oliver Amhurst - Mr. Amhurst has been in the fashion business for over 15 years and has spent the past six years building the Lot78 brand into a full ready-to-wear collection. Mr. Amhurst is currently the sole officer and director of Lot78. The Lot78 collection is sold in some of the most prestigious stores in the world, such as Barney’s, Mr. Porter, Shopbop, Bloomingdales and Net-A-Porter, and is also sold in the traditional brick-and-mortar store “The Lot on Ledbury,” within the heart of Notting Hill, London, England, where the Lot78 brand originated. Mr. Amhurst started his career in the stock room at the Emporio Armani store in London, but rose through ranks of the company to end up running the wholesale division of all Armani products in the UK, where he was responsible for over $70 million worth of revenue. He has extensive contacts with some of the world’s leading buyers in the fashion industry, who have all supported him throughout the growth of the Lot78 brand.

Significant Employees

We have no significant employees other than the officers and directors described above.

Family Relationships

There are no family relationships among our current and incoming officers, directors or persons nominated for such positions.

Involvement in Certain Legal Proceedings

During the past ten years no current or incoming director, executive officer, promoter or control person of the Company has been involved in the following:

(1)	A petition under the Federal bankruptcy laws or any state insolvency law which was filed by or against, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of such person, or any partnership in which he was a general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing;

(2)	Such person was convicted in a criminal proceeding or is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses);

(3)	Such person was the subject of any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from, or otherwise limiting, the following activities:

i. Acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the Commodity Futures Trading Commission, or an associated person of any of the foregoing, or as an investment adviser, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company, bank, savings and loan association or insurance company, or engaging in or continuing any conduct or practice in connection with such activity;

ii. Engaging in any type of business practice; or

iii. Engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of Federal or State securities laws or Federal commodities laws;

(4)	Such person was the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any Federal or State authority barring, suspending or otherwise limiting for more than 60 days the right of such person to engage in any activity described in paragraph (f)(3)(i) of this section, or to be associated with persons engaged in any such activity;

(5)	Such person was found by a court of competent jurisdiction in a civil action or by the Commission to have violated any Federal or State securities law, and the judgment in such civil action or finding by the Commission has not been subsequently reversed, suspended, or vacated;

(6)	Such person was found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any Federal commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacated;

(7)	Such person was the subject of, or a party to, any Federal or State judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of:

i. Any Federal or State securities or commodities law or regulation; or

ii. Any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order; or

iii. Any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

(8)	Such person was the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act (15 U.S.C. 78c(a)(26))), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act (7 U.S.C. 1(a)(29))), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Compliance with Section 16(a) of the Exchange Act

Section 16(a) of the Securities Exchange Act of 1934 requires our directors and executive officers and persons who beneficially own more than ten percent of a registered class of our equity securities to file with the SEC initial reports of ownership and reports of change in ownership of common stock and other equity securities of the Company. Officers, directors and greater than ten percent shareholders are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file. Based solely upon a review of Forms 3 and 4 and amendments thereto furnished to us under Rule 16a-3(e) during the year ended July 31, 2012, Forms 5 and any amendments thereto furnished to us with respect to the year ended July 31, 2012, and the representations made by the reporting persons to us, we believe that during the year ended July 31, 2012, our executive officers and directors and all persons who own more than ten percent of a registered class of our equity securities complied with all Section 16(a) filing requirements.

Code of Ethics

We have adopted an informal Code of Ethics that applies to our officers and directors, which we feel is sufficient at this time given that we are still in the start-up, development stage and have no employees other than our officers and directors.

Committees of the Board of Directors

We do not presently have a separately designated standing audit committee, compensation committee, nominating committee, executive committee or any other committees of our Board of Directors. The functions of those committees are currently undertaken by our Board of Directors. Because we have only one director, we believe that the creation of these committees, at this time, would be cumbersome and constitute more form over substance.

Audit Committee

We have not established a separately designated standing audit committee nor do we have an audit committee financial expert serving on our Board of Directors. However, the Company intends to establish a new audit committee of the Board of Directors that shall consist of independent directors.  The audit committee’s duties will be to recommend to the Company’s board of directors the engagement of an independent registered public accounting firm to audit the Company’s financial statements and to review the Company’s accounting and auditing principles.  The audit committee will review the scope, timing and fees for the annual audit and the results of audit examinations performed by the internal auditors and independent registered public accounting firm, including their recommendations to improve the system of accounting and internal controls.  The audit committee shall at all times be composed exclusively of directors who are, in the opinion of the Company’s board of directors, free from any relationship which would interfere with the exercise of independent judgment as a committee member and who possess an understanding of financial statements and generally accepted accounting principles.

Related Party Transactions and Director Independence

Currently, there are no contemplated transactions that the Company may enter into with our current or incoming officers, directors or affiliates. If any such transactions are contemplated, we will file such disclosure in a timely manner with the Commission on the proper form so that any such transaction is available for the public to view.

The Company has no formal written employment agreement or other contracts with our current or incoming officers and directors and there is no assurance that the services to be provided by them will be available for any specific length of time in the future. The amounts of compensation and other terms of any full time employment arrangements would be determined, if and when, such arrangements become necessary.

For purposes of determining director independence, we have applied the definitions set out in NASDAQ Rule 5605(a)(2). The OTCBB on which shares of our common stock are quoted does not have any director independence requirements. The NASDAQ definition of “Independent Director” means a person other than an Executive Officer or employee of the Company or any other individual having a relationship which, in the opinion of the Company's Board of Directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

According to the NASDAQ definition, Eden Clark is not an independent director because she is also an executive officer of the Company. Further, our incoming director, Oliver Amhurst, will not be an independent director because he will also serve as an executive officer of the Company.

Review, Approval or Ratification of Transactions with Related Persons

We are a smaller reporting company as defined by Rule 12b-2 of the Securities Exchange Act of 1934 and are not required to provide the information under this item.

Board Leadership Structure and Role in Risk Oversight

We have not adopted a formal policy on whether the Chairman and Chief Executive Officer positions should be separated or combined, however, we have traditionally determined that, due to the small size of the Company and the nature of its operations, it is in the best interests of the Company and its shareholders to combine these roles.

Our Board of Directors is primarily responsible for overseeing our risk management processes. The Board of Directors receives and reviews periodic reports from management, auditors, legal counsel, and others, as considered appropriate regarding our Company’s assessment of risks. The Board of Directors focuses on the most significant risks facing our Company and our Company’s general risk management strategy, and also ensures that risks undertaken by our Company are consistent with the Board’s tolerance for risk. While the Board oversees our Company, our Company’s management is responsible for day-to-day risk management processes. We believe this structure is the most effective approach for addressing the risks facing our Company and that our Board leadership structure supports this approach.

Board Meetings and Committees; Annual Meeting Attendance

The Board of Directors held a total of three general meetings during the Company’s last fiscal year ended July 31, 2012. No director attended fewer than 100% of all meetings of the Board of Directors during this period. The Company has no committees. We do not have a formal policy regarding attendance by Directors at annual meetings of shareholders.

Shareholder Communications

The Board of Directors encourages shareholders to send communications to the Board or to individual members of the Board. Such communications, whether by letter, e-mail or telephone, should be directed to the Chairman of the Company, who will forward them to the intended recipients. However, unsolicited advertisements or invitations to conferences or promotional material, in the discretion of the Chairman or the Chairman’s designee, may not be forwarded to the directors.

If a shareholder wishes to communicate to the Board about a concern relating to the Company’s financial statements, accounting practices or internal controls, the concern should be submitted in writing to the Board in care of the Chairman at the Company’s headquarters. If the concern relates to the Company’s governance practices, business ethics or corporate conduct, the concern likewise should be submitted in writing to the Chairman at the Company’s headquarters address. If the shareholder is unsure as to which category his or her concern relates, he or she may communicate it to any one of the directors in care of the Company’s Secretary. The Company’s “whistleblower” policy prohibits the Company or any of its employees from retaliating or taking any adverse action against anyone for raising a concern. If a shareholder or employee nonetheless prefers to raise his or her concern in a confidential or anonymous manner, the concern may be directed to the Chairman at the Company’s headquarters.

Shareholders who wish to contact our Board members either individually or as a group may do so by writing to c/o Corporate Secretary, Bold Energy, Inc., 112 North Curry Street, Carson City, Nevada 89703, or by telephone at (775) 333-1198 specifying whether the communication is directed to the entire Board or to a particular director. Shareholder letters are screened by Company personnel to filter out improper or irrelevant topics, such as solicitations, and to confirm that that such communications relate to matters that are within the scope of responsibilities of the Board or a Committee.

LEGAL PROCEEDINGS

We know of no material, existing or pending legal proceedings against our Company, nor are we involved as a plaintiff in any material proceeding or pending litigation. There are no proceedings in which our current or incoming directors, officers or any affiliates, or any registered or beneficial shareholder, is an adverse party or has a material interest adverse to our interest.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the compensation paid to our executive officers during the years ended July 31, 2012 and 2011.

SUMMARY COMPENSATION TABLE
Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compens-ation ($)	Total ($)
Eden Clark (1) President, CEO, CFO, Secretary, Treasurer and Director	2012	0	0	4,650,000	0	0	0	6,000	4,656,000
	2011	0	0	15,000	0	0	0	6,000	21,000
Patrick DeBlois (2) Former Secretary	2012	0	0	4,650,000	0	0	0	0	4,650,000
	2011	0	0	0	0	0	0	0	0

(1)	Ms. Eden Clark, the current President, CEO, CFO, Secretary, Treasurer and sole Director of the Company is paid $500 per month for her time devoted to the Company. Additionally, during the year ended July 31, 2011, the Company issued 48,388 shares to Ms. Eden Clark at $0.31 per share. During the year ended July 31, 2012, the Company issued 15,000,000 shares to Ms. Eden Clark at $0.31 per share.

(2)	During the year ended July 31, 2012, the Company issued 15,000,000 shares to Patrick DeBlois, the Company’s former Secretary, at $0.31 per share.

Narrative Disclosure to Summary Compensation Table

There are no employment contracts, compensatory plans or arrangements, including payments to be received from the Company with respect to any executive officer, that would result in payments to such person because of his or her resignation, retirement or other termination of employment with the Company, or its subsidiaries, any change in control, or a change in the person’s responsibilities following a change in control of the Company.

Outstanding Equity Awards at Fiscal Year-End

There are no current outstanding equity awards to our executive officers as of July 31, 2012.

Long-Term Incentive Plans

There are no arrangements or plans in which we provide pension, retirement or similar benefits for directors or executive officers.

Compensation Committee

We currently do not have a compensation committee of the Board of Directors. The Board of Directors as a whole determines executive compensation.

Compensation of Directors

Directors receive no extra compensation for their services to our Board of Directors.

NO DISSENTERS' RIGHTS

Under Nevada corporate law, shareholders are not entitled to dissenters’ rights with respect to the transactions described in this Information Statement.

ADDITIONAL INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC.  You may read and copy our reports or other filings made with the SEC at the SEC’s Public Reference Room, located at 100 F Street, N.W., Washington, DC 20549.  You can obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.  You can also access these reports and other filings electronically on the SEC’s web site, www.sec.gov.

By Order of the Board of Directors,

Date: January 24, 2013

/s/ Eden Clark

Eden Clark

Chairman and Sole Member of the Board of Directors